Exhibit 99.2
MI ENERGY CORPORATION
Estimated
Future Reserves and Income
Attributable to Certain
Leasehold Interests
JILIN PROVINCE
PEOPLE’S REPUBLIC OF CHINA
SEC Parameters
As of
December 31, 2009

RYDER SCOTT COMPANY-CANADA	RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Howard C. Lam	/s/ Don P. Griffin

Howard C. Lam, P. Eng.	Don P. Griffin, P.E.
Managing Senior Vice President	TBPE License No. 64150
Senior Vice President

[Chop Don P. Griffin, Professional Engineer, State of Texas, affixed]
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

FAX (403) 262-2790

SUITE 1200, 530-8TH AVENUE, S.W.	CALGARY, ALBERTA T2P 358	TEL (403) 262-2799
March 12, 2010 (Amended)
MI Energy Corporation
2203 Timberloch Place, Suite 220
The Woodlands, Texas
77380-1150 USA
Gentlemen:
     At your request, Ryder Scott Company (Ryder Scott) has prepared an estimate of the proved, probable and possible reserves, future production, and income attributable to certain leasehold interests of MI Energy Corporation (MI Energy) as of December 31, 2009. The subject properties are located in Jilin Province in the People’s Republic of China. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our third party study, completed on March 10, 2010, are presented herein. The properties reviewed by Ryder Scott represent 100 percent of the total net proved, probable and possible liquid hydrocarbon reserves. No gas reserves are associated with the subject properties.
     The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.
SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold Interests of
MI Energy Corporation
As of December 31, 2009

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate — Barrels	17,952,888	1,242,576	11,699,253	30,894,717
Plant Products — Barrels	—	—	—	—
Gas-MMCF	—	—	—	—

Income Data
Future Gross Revenue	$1,042,165,137	$72,131,539	$679,141,626	$1,793,438,303
Deductions	$362,827,068	$37,133,052	$449,946,060	$849,906,180

Future Net Income (FNI)	$679,338,070	$34,998,486	$229,195,566	$943,532,122

Discounted FNI @ 10%	$462,395,051	$19,116,657	$55,555,215	$537,066,923

1100 LOUISIANA, SUITE 3800	HOUSTON, TEXAS 77002-5218	TEL (713) 651-9191	FAX (713) 651-0849
621 SEVENTEENTH STREET, SUITE 1550	DENVER, COLORADO 80293	TEL (303) 623-9147	FAX (303) 623-4258

MI Energy Corporation
March 12, 2010

	Probable
	Developed			Total
	Producing	Non-Producing	Undeveloped	Probable
Net Remaining Reserves
Oil/Condensate — Barrels	5,829,567	1,229,920	17,047,035	24,106,521
Plant Products — Barrels	—	—	—	—
Gas — MMCF	—	—	—	—

Income Data
Future Gross Revenue	$338,406,339	$71,396,832	$989,580,372	$1,399,383,545
Deductions	$61,754,979	$24,764,734	$732,959,908	$819,479,622

Future Net Income (FNI)	$276,651,361	$46,632,099	$256,620,463	$579,903,923

Discounted FNI @ 10%	$133,486,361	$20,621,001	$5,609,798	$159,717,160

	Possible
	Developed			Total
	Producing	Non-Producing	Undeveloped	Possible
Net Remaining Reserves
Oil/Condensate — Barrels	4,036,469	747,869	6,376,203	11,160,541
Plant Products — Barrels	—	—	—	—
Gas — MMCF	—	—	—	—

Income Data
Future Gross Revenue	$234,317,021	$43,413,767	$370,138,608	$647,869,399
Deductions	$33,011,703	$8,045,361	$255,880,336	$296,937,400

Future Net Income (FNI)	$201,305,319	$35,368,406	$114,258,273	$350,931,998

Discounted FNI @ 10%	$83,625,630	$11,670,301	$11,940,658	$107,236,590
     Liquid hydrocarbons are expressed in standard 42 gallon barrels.
     The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package PHDWin Petroleum Economic Evaluation Software, a copyrighted program of TRC Consultants L.C. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.
     The future gross revenue is after the deduction of value added taxes (VAT), rate based royalties and government’s share of investment recovery oil and profit oil. The deductions incorporate the normal direct costs of operating the wells, recompletion costs, development costs, and certain abandonment costs net of salvage, tariff and excess profit taxes (EPT). The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Estimates of VAT, EPT, and government share of oil were based on existing agreements and government regulations. These estimates are provided in the attached “Primary Economic Assumptions” table.
     Liquid hydrocarbon reserves account for 100 percent of the total future gross revenue from proved, probable and possible reserves.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

MI Energy Corporation
March 12, 2010

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates, which were also compounded monthly. These results are shown in summary form as follows.

	Discounted Future Net Income
	As of December 31, 2009
Discount Rate	Total	Total	Total
Percent	Proved	Probable	Possible
5	$700,947,660	$312,892,284	$193,450,830
8	$595,332,029	$211,149,247	$135,736,782
15	$423,199,612	$70,865,975	$59,413,528
20	$341,950,400	$19,081,397	$32,635,456
     The results shown above are presented for your information and should not be construed as our estimate of fair market value.
Reserves Included in This Report
     The proved, probable and possible reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.
     The various reserve status categories are defined in the attachment to this report entitled “Petroleum Reserves Definitions.” The developed proved, probable and possible non-producing reserves included herein consist of the behind pipe category.
     Reserves are those estimated remaining quantities of petroleum which are anticipated to be economically producible, as of a given date, from known accumulations under defined conditions. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.
     Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Possible reserves are those additional reserves which are less certain to be recovered than probable reserves and thus the probability of achieving or exceeding the proved plus probable plus possible reserves is low. The reserves included herein were estimated using deterministic methods and presented as incremental quantities. Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories. Furthermore, the reserves and income quantities attributable to the different reserve
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

MI Energy Corporation
March 12, 2010

categories that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable.
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.
     The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain. Furthermore, the properties included herein are subject to certain contractual fiscal terms that affect the net revenue to MI Energy for the production of these volumes. The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts. Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with MI Energy the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information. Neither our review of such contractual information nor our acceptance of MI Energy’s representations regarding such contractual information should be construed as a legal opinion on this matter.
     Ryder Scott did not evaluate country and geopolitical risks in the People’s Republic of China where MI Energy operates and has interests. MI Energy’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.
     The estimates of reserves presented herein were based upon a detailed study of the properties in which MI Energy owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.
Estimates of Reserves
      The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 201.4(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used singly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. The reserve evaluator must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.
      In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, as previously noted herein, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. All quantities of reserves within the same reserve category have the same level of uncertainty under the SEC definitions.
      Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

MI Energy Corporation
March 12, 2010

     The reserves for the properties included herein were estimated by performance methods, the volumetric method and/or analogy. Over 90 percent of the total proved reserves included herein are related to waterflood recovery, the remaining amount is related to primary recovery. Approximately 94 percent of the proved producing reserves were estimated by a combination of performance methods and in-field analogues. This method incorporated waterflood pattern analysis utilizing the trends established in mature waterflood areas as analogues to estimate the future performance of those waterflood areas where the historical performance data had not established a clear or definitive trend to date. These performance estimates utilized extrapolations of historical production data available through December 31, 2009. The data utilized in this analysis was considered sufficient for the purpose thereof. Approximately 6 percent of the proved producing reserves were estimated using a combination of in-field analogues and volumetric methods. This combination of methods was used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. All of the probable and possible producing reserves, as well as all of the proved, probable and possible non-producing and undeveloped reserves included herein were estimated by a combination of in-field analogues and volumetric methods. The volumetric analysis utilized all pertinent well and seismic data available through December 31, 2009. The data utilized from the in-field analogues as well as the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof. In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.
     To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved, probable and possible reserves must be demonstrated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.
     MI Energy has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by MI Energy with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, value added taxes (VAT), excess profit taxes (EPT), recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by MI Energy. We consider the assumptions, data, methods and procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues herein
Future Production Rates
     Our forecasts of future production rates are based on historical performance from wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by MI Energy.
     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates.
Hydrocarbon Prices
     As previously stated, the hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

MI Energy Corporation
March 12, 2010

the-month for each month within such period, unless prices were defined by contractual arrangements. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market. The prices used in the preparation of this report are provided in the attached “Primary Economic Assumptions” table.
     The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.
Costs
     Operating costs for the leases and wells in this report are based on the operating expense reports of MI Energy and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.
     Development costs were furnished to us by MI Energy and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant. The estimates of the net abandonment costs furnished by MI Energy were accepted without independent verification.
     Because of the direct relationship between volumes of proved, probable and possible undeveloped reserves and development plans, we include in the proved, probable and possible undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary projects which we have been assured will definitely be developed. MI Energy has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.
     Current costs used by MI Energy were held constant throughout the life of the properties.
Standards of Independence and Professional Qualification
     Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.
     Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

MI Energy Corporation
March 12, 2010

encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.
     Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.
     We are independent petroleum engineers with respect to MI Energy. Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     The professional qualifications of the undersigned, the technical persons primarily responsible for reviewing and approving the reserves information discussed in this report, are included as an attachment to this letter.
Terms of Usage
     This report was prepared for the exclusive use and sole benefit of MI Energy Corporation and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY-CANADA
/s/ Howard C. Lam
Howard C. Lam, P.Eng.
Managing Senior Vice President

[Chop Permit to Practice affixed]

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580
/s/ Don P. Griffin

Don P. Griffin, P.E.
TBPE License No. 64150
Senior Vice President

/sm

[Chop of Don P. Griffin, Professional Engineer, State of Texas, affixed]
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

RYDER SCOTT COMPANY
PRIMARY ECONOMIC ASSUMPTIONS
Daan, Miao 3 and Moliqing PSCs, Jilin Oilfields, China
Ml Energy Corporation
Effective December 31, 2009

Exchange	WTI	Daqing	Daqing	Tariff
Rate	@Cushing	Differential	Price	RMB52/ton	VAT	EPT
(RMB/US$)	(US$/bbl)	(US$/bbl)	(US$/bbl)	(US$/bbl)	(US$/bbl)	(US$/bbl)
6.83	61.18	(3.13)	58.05	1.02	2.85	4.82
Product prices and exchange rate are based on a twelve month average using first day of the month prices
VAT, 5% of sales is eligible for cost recovery
Tariff and EPT are not eligible for cost recovery, but deductible for income tax purposes.
Excess Profit Tax (EPT): Applicable when oil price, assumes benchmark off Daqing is over $40/bbl. EPT was also known as Windfall Tax in the prior years.

Benchmark Price			Tax Rate	Tax Incr	Tax Cum
US$/bbl		US$/bbl	%	US$/bbl	US$/bbl
40.00	to	45.00	20%	1.00	1.00
45.00	to	50.00	25%	1.25	2.25
50.00	to	55.00	30%	1.50	3.75
55.00	to	60.00	35%	1.75	5.50
60.00	+		40%
Government share of oil:
Based on the terms of the Production Sharing Agreement for each oilfield, consists of rate based royalties, cost recovery and profit sharing oil. The weighted averages over the remaining economic life of the fields as a fraction of the lease sales volumes for the three oilfields are as follows:

PV-PD	0.533
TPV	0.502
TPB	0.460
TPS	0.485
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person
The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Howard C. Lam was the primary technical person responsible for overseeing the estimate of the reserves, future production and income.
Mr. Lam, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Managing Senior Vice President and also serves as an Engineering Group Leader responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Lam served in a number of engineering positions with Pembina Corporation, Husky Oil Operations Ltd, Esso Resources Canada Ltd, and the Alberta Energy Resources Conservation Board. For more information regarding Mr. Lam’s geographic and job specific experience, please refer to the Ryder Scott Company website at http://www.ryderscott.com/Experience/Employees.php.
Mr. Lam earned a Bachelor of Chemical Engineering (cum laude) from McGill University in 1972, a Master of Applied Science degree in Chemical Engineering from the University of British Columbia in 1974, and an Executive Development Certificate from the University of Calgary in 1991. Mr. Lam is a registered Professional Engineer in the Province of Alberta and is a member of the Society of Petroleum Engineers.
In addition to gaining experience and competency through prior work experience, the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) has a mandatory Continuing Professional Development Program (CDP) which requires a minimum of 240 hours of professional development over three years in at least three of six categories, including Professional Practice, Formal Activity, Informal Activity, Participation, Presentations (outside normal job functions) and Contributions to Knowledge (outside normal job functions). Mr. Lam has met APEGGA’s CPD requirements and as part of his 2009 continuing education hours, Mr. Lam attended an internally presented 16 hours of formalized training relating to the definitions and disclosure guidelines of the United States Securities and Exchange Commission contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. In addition, Mr. Lam has over 30 hours of informal training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, Canadian Securities Administrators National Policy NI 51-101, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants.
Based on his educational background, professional training and more than 35 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Lam has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
PREAMBLE
     On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC Regulations”. The SEC Regulations take effect with all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions, as the following definitions, descriptions and explanations rely wholly or in part on excerpts from the original document (direct passages excerpted from the aforementioned SEC document are denoted in italics herein).
     Reserves are those estimated remaining quantities of petroleum which are anticipated to be economically producible, as of a given date, from known accumulations under defined conditions. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC Regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the Commission. The SEC Regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the Commission unless such information is required to be disclosed in the document by foreign or state law as noted in §229,1202 Instruction to Item 1202.
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
     Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.
     Reserves do not include quantities of petroleum being held in inventory.
     Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.
RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:
Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
     (i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
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PETROLEUM RESERVES DEFINITIONS

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
PROBABLE RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(18) defines probable oil and gas reserves as follows:
Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.
(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.
(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.
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PETROLEUM RESERVES DEFINITIONS

POSSIBLE RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(17) defines possible oil and gas reserves as follows:
Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.
(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.
(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.
(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.
(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.
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RESERVES STATUS DEFINITIONS AND GUIDELINES
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
and
PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE),
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
     Reserves status categories define the development and producing status of wells and reservoirs.
DEVELOPED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Developed Producing (SPE-PRMS Definitions)
     While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.
Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.
Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.
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PETROLEUM RESERVES DEFINITIONS

     Shut-In
     Shut-in Reserves are expected to be recovered from:
(1)	completion intervals which are open at the time of the estimate but which have not yet started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.
     Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.
In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
UNDEVELOPED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.
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